Exhibit 99.1

Neptune signs multi-year extraction agreement with Tilray

LAVAL, QC, June 7, 2019 /CNW Telbec/ - Neptune Wellness Solutions Inc. ("Neptune" or the "Company") (NASDAQ: NEPT) (TSX: NEPT), has entered into a definitive agreement to provide extraction, and purification services to Tilray Inc. ("Tilray") (NASDAQ: TLRY) a global leader in cannabis research, cultivation, production and distribution.

Neptune will receive, at its facility in Sherbooke, Quebec, cannabis and hemp biomass from Tilray. Neptune will provide extraction services to produce various extract formats which include crude resin, winterized oil and distillate extracts.

Under the terms of the agreement, the minimum volume of biomass to be processed over the three year term is 125,000kg, of which the first year is expected to represent 20% of total volumes.

"We are thrilled to be working with Tilray, a globally recognized leader in cannabis. The size and length of this contract is a testament to the strength of our commercial, scientific and operations teams." said Jim Hamilton, CEO of Neptune.

"We are excited to start our relationship with such a great company as Tilray and we look forward to our future collaboration together" said Michel Timperio President of Neptune's cannabis division.

Neptune expects to receive its first shipment of biomass from Tilray in September, 2019.

About Neptune Wellness Solutions Inc.
Neptune Wellness Solutions specializes in the extraction, purification and formulation of health and wellness products. Neptune's wholly owned subsidiary, 9354-7537 Québec Inc., is licensed by Health Canada to process cannabis at its 50,000-square-foot facility located in Sherbooke, Quebec. Neptune brings decades of experience in the natural products sector to the legal cannabis industry. Leveraging its scientific and technological expertise, Neptune focuses on the development of value-added and differentiated products for the Canadian and global cannabis markets. Neptune's activities also include the development and commercialization of turnkey nutrition solutions and patented ingredients such as MaxSimil®, and of a variety of marine and seed oils. Its head office is located in Laval, Quebec.

Forward Looking Statements
Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes", "belief", "expects", "intends", "projects", "anticipates", "will", "should" or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Forward-looking information in this press release includes, but is not limited to, information or statements about Neptune's ability to successfully, produce, or generate any revenue from the sale of any marijuana-based and hemp-based products under the terms of the agreement; the timing of Neptune's or its partners' anticipated results, including in connection with the likelihood and timing of obtaining all necessary regulatory approvals in connection with Neptune's expansion at its licensed facility located in Sherbrooke; and the ability or failure of Neptune or its partners to comply with governmental regulations.

The forward-looking statements contained in this press release are expressly qualified in their entirety by this cautionary statement and the "Cautionary Note Regarding Forward-Looking Information" section contained in Neptune's latest Annual Information Form (the "AIF"), which also forms part of Neptune's latest annual report on Form 40-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on the investor section of Neptune's website at www.neptunecorp.com. All forward-looking statements in this press release are made as of the date of this press release. Neptune does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Neptune public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under "Risk Factors".

Neither NASDAQ nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this release.

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SOURCE Neptune Wellness Solutions Inc.

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%CIK: 0001401395

For further information: Investor Information: Canada, Pierre Boucher, MaisonBrison, 1.514.731.0000, pierre@maisonbrison.com; United States, Carolyn Capaccio / Jody Burfening, LHA, 1.212.838.3777, ccapaccio@lhai.com / jburfening@lhai.com; Media Request: Sabrina Di Blasio, Neptune Wellness Solutions, 514.258.8183, s.diblasio@neptunecorp.com

CO: Neptune Wellness Solutions Inc.

CNW 06:30e 07-JUN-19